Interim consolidated financial statements of

New Gold Inc.

June 30, 2008
(Unaudited)

New Gold Inc.
June 30, 2008

Table of contents

Consolidated statements of operations and comprehensive income (loss)	1

Consolidated balance sheets	2

Consolidated statements of shareholders' equity	3

Consolidated statements of cash flows	4

Notes to the consolidated financial statements	5-33

New Gold Inc.
Consolidated statements of operations and comprehensive income (loss)
Three and six months ended June 30
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

	Three months	Three months	Six months	Seven months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Revenues	39,497	39,442	95,718	39,442
Operating expenses	(33,265)	(25,289)	(64,632)	(25,289)
Depreciation and depletion	(7,657)	(9,481)	(14,061)	(9,481)
(Loss) earnings from mine operations	(1,425)	4,672	17,025	4,672

Corporation administration (i)	(3,196)	(5,290)	(7,223)	(5,359)
Exploration	(1,274)	(907)	(2,218)	(907)

(Loss) earnings from operations	(5,895)	(1,525)	7,584	(1,594)
Other income (expense)
Interest and other income	1,355	1,651	3,322	1,665
Interest and finance fees	(467)	(85)	(546)	(85)
Gain (loss) on foreign exchange	(91)	168	(1,174)	169

(Loss) earnings before taxes	(5,098)	209	9,186	155
Income and mining taxes	347	(1,498)	(4,147)	(1,498)
Net (loss) earnings and comprehensive income (loss)	(4,751)	(1,289)	5,039	(1,343)

(Loss) earnings per share
Basic	(0.05)	(0.00)	0.07	(0.00)
Diluted	(0.05)	(0.00)	0.06	(0.00)

Weighted average number of shares outstanding (in thousands)
Basic	87,432	70,239	72,633	36,797
Diluted	87,432	70,239	81,970	36,797

(i) Stock option expense (a non-cash item included in corporation administration)	(617)	(4,084)	(3,178)	(4,084)

See accompanying notes to the unaudited consolidated financial statements.	Page 1

New Gold Inc.
Consolidated balance sheets
(Expressed in thousands of U.S. dollars)
(Unaudited)

	June 30,	December 31,
	2008	2007
	$	$
Assets
Current assets
Cash and cash equivalents	319,179	149,924
Short-term investments	-	32,440
Accounts receivable	37,391	18,123
Inventories and stockpiled ore (Note 6)	47,610	39,792
Prepaid expenses and other	3,813	1,624
	407,993	241,903

Investments (Note 7)	91,193	-
Mining interests (Note 8)	1,518,830	315,831
Intangible royalty asset	14,624	14,664
Goodwill	130,364	-
Other assets	3,958	-
	2,166,962	572,398

Liabilities
Current liabilities
Accounts payable and accrued liabilities	67,623	22,835
Short-term borrowings	14,054	-
Income and mining taxes payable	900	4,960
	82,577	27,795

Reclamation and closure cost obligations	21,264	18,036
Future income and mining taxes	264,021	25,943
Long-term debt (Note 9)	252,892	-
Employee benefits and other	4,684	3,253
	625,438	75,027

Shareholders' equity
Common shares	1,314,963	339,796
Special warrants (Note 10 (b))	-	104,166
Contributed surplus	24,868	6,166
Share purchase warrants (Note 10 (e))	185,480	57,673
Equity component of convertible debentures	21,604	-
Accumulated other comprehensive loss	(1,566)	(1,566)
Deficit	(3,825)	(8,864)
	(5,391)	(10,430)
	1,541,524	497,371
	2,166,962	572,398

Commitments and contingencies (Note 13)

Approved by the Board

(Signed) Robert Gallagher
Robert Gallagher, Director

(Signed) Craig Nelsen
Craig Nelsen, Director
See accompanying notes to the unaudited consolidated financial statements.	Page 2

New Gold Inc.
Consolidated statements of shareholders' equity
Six months ended June 30, 2008
(Expressed in thousands of U.S. dollars, except share amounts)
(Unaudited)

						Equity	Accumulated
					Share	component of	other	(Deficit)	Total
	Common shares		Special	Contributed	purchase	convertible	comprehensive	retained	shareholders'
	Shares	Amount	warrants	surplus	warrants	debentures	loss	earnings	equity
		$	$	$	$	$	$	$	$

Balance, November 30, 2006	11,505,140	25,313	104,166	59	-	-	(1,566)	-	127,972
Issued for cash in private placement (Net of issue costs of $14,248)	43,500,000	209,689	-	-	57,673	-	-	-	267,362
Issued for acquisition	16,000,000	103,253	-	-	-	-	-	-	103,253
Exercise of options	129,000	175	-	(49)	-	-	-	-	126
Exercise of warrants	1,495,000	1,366	-	-	-	-	-	-	1,366
Stock-based compensation	-	-	-	6,156	-	-	-	-	6,156
Net (loss) earnings	-	-	-	-	-	-	-	(8,864)	(8,864)
Balance, December 31, 2007	72,629,140	339,796	104,166	6,166	57,673	-	(1,566)	(8,864)	497,371
Exercise of special warrants	14,772,333	80,448	(104,166)	-	23,718	-	-	-	-
Exercise of options	31,000	42	-	(11)	-	-	-	-	31
Acquisition of Metallica (Note 5 (a)(i))	87,447,821	605,139	-	7,294	46,674	-	-	-	659,107
Acquisition of NGI (Note 5 (a)(ii))	37,005,717	289,538	-	8,241	57,415	21,604	-	-	376,798
Stock-based compensation	-	-	-	3,178	-	-	-	-	3,178
Net earnings (loss)	-	-	-	-	-	-	-	5,039	5,039
Balance, June 30, 2008	211,886,011	1,314,963	-	24,868	185,480	21,604	(1,566)	(3,825)	1,541,524

See accompanying notes to the unaudited consolidated financial statements.	Page 3

New Gold Inc.
Consolidated statements of cash flows
Three and six months ended June 30
(Expressed in thousands of U.S. dollars)
(Unaudited)

	Three months	Three months	Six months	Seven months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$

Operating activities
Net (loss) earnings	(4,751)	(1,289)	5,039	(1,343)
Items not involving cash
Reclamation expenditure	-	720	-	720
Unrealized foreign exchange loss	(652)	674	355	641
Depreciation and depletion	7,657	9,481	14,061	9,481
Stock option expense	617	4,084	3,178	4,084
Future income and mining taxes	1,981	(132)	3,401	(132)
Other	175	337	263	336
Change in non-cash working capital (Note 11)	(8,014)	(8,019)	(10,890)	(7,563)
	(2,987)	5,856	15,407	6,224

Investing activities
Mining interests	(9,695)	(8,308)	(16,817)	(8,308)
Cash acquired in business combination and asset acquisition (Note 5 (a))	134,195	-	134,195	-
Acquisition, net of cash (Note 5 (b))	-	(189,315)	-	(189,759)
	124,500	(197,623)	117,378	(198,067)

Financing activities
Common shares issued on exercise of warrants/options	30	998	30	1,389
Common shares issued in private placement, net	-	267,514	-	267,514
Proceeds from short-term borrowing	-	-	4,000	-
Proceeds from marketable securities	-	-	32,440	-
	30	268,512	36,470	268,903

Increase in cash and cash equivalents	121,543	76,745	169,255	77,060
Cash and cash equivalents, beginning of period	197,636	643	149,924	328
Cash and cash equivalents, end of period	319,179	77,388	319,179	77,388

Cash and cash equivalents are comprised of
Cash	52,688	73,795	52,688	73,795
Short-term money market instruments	266,491	3,593	266,491	3,593
	319,179	77,388	319,179	77,388

Supplemental cash flow information (Note 11)

See accompanying notes to the unaudited consolidated financial statements.	Page 4

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

1.

Description of business and nature of operations

On June 30, 2008 New Gold Inc. ("NGI"), Metallica Resources Inc. ("Metallica") and Peak Gold Ltd. ("Peak Gold" or the "Company") completed a business combination and the acquisition of assets (the "Transaction" see Note 5). In accordance with the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. As such, these interim consolidated financial statements are a continuation of the consolidated financial statements of Peak Gold, with the comparative information being that of Peak Gold. Following completion of the Transaction, Peak Gold is now known as New Gold Inc. ("New Gold"). References to NGI in these consolidated interim financial statements refer to transactions involving the pre-transaction public company New Gold Inc.

In connection with the Transaction shareholders of Peak Gold exchanged one common share of Peak Gold for 0.1 of a New Gold common share and nominal cash consideration. All information related to common shares for the current and prior period has been restated to give effect to this share exchange.

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company's assets are comprised of the Amapari mine in Brazil, the Cerro San Pedro mine in Mexico, and the Peak mine in Australia. Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in an advanced stage copper-gold project in Chile.

2.

Summary of significant accounting policies

These unaudited interim consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). The preparation of financial data is based on accounting principles and practices consistent with those used in the preparation of the audited annual financial statements. The accompanying unaudited interim financial statements should be read in conjunction with the Company's audited consolidated financial statements for the thirteen month period ended December 31, 2007, as they do not contain all disclosures required by Canadian GAAP for annual financial statements.

(a)

Basis of presentation and principles of consolidation

These unaudited interim consolidated financial statements include the accounts of the Company and all of its subsidiaries. In the opinion of the management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position as at June 30, 2008 and results of operations and comprehensive income (loss), shareholders' equity and cash flows for all periods presented, have been made.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(a)

Basis of presentation and principles of consolidation (continued)

The principal subsidiaries of the Company as of June 30, 2008 are as follows:

Subsidiary	Interest

Metallica Resources Inc. (1)	100%
Metallica Resources Alaska Inc. (1)	100%
Minera Metallica Resources Chile Limitada (1)	100%
Minera San Xavier, S.A. de C.V. (1)	100%
Mineração Pedra Branca do Amapari Ltda ("Amapari")	100%
Peak Gold Mines Pty	100%
Sociedad Contractual Minera El Morro (1)	100%

(1) These subsidiaries are included in the Company's results from June 30, 2008, the date of acquisition, onward (Note 5 (b)).

Variable interest entities ("VIE's") as defined by the Accounting Standards Board in Accounting Guideline ("AcG") 15, Consolidation of Variable Interest Entities, are entities in which equity investors do not have the characteristics of a "controlling financial interest" or there is not sufficient equity at risk for the entity to finance its activities without additional subordinated financial support. VIE's are subject to consolidation by the primary beneficiary who will absorb the majority of the entities' expected losses and/or expected residual returns. The Company has determined that it does not have any investments that qualify as VIE's.

All intercompany transactions and balances are eliminated.

(b)

Use of estimates

The preparation of consolidated financial statements in conformity with Canadian GAAP requires the Company's management to make estimates and assumptions about future events that affect the amounts reported in the consolidated financial statements and related notes to the financial statements. Actual results may differ from those estimates.

Significant estimates used in the preparation of these interim consolidated financial statements include, but are not limited to, the recoverability of accounts receivable and investments, the quantities of material on leach pads and in circuit, the proven and probable ore reserves and resources and the related depletion and amortization, the estimated tonnes of waste material to be mined and the estimated recoverable tonnes of ore from each mine area, the estimated net realizable value of inventories, the accounting for stock-based compensation, the provision for income and mining taxes and composition of future income and mining tax assets and liabilities, the expected economic lives of and the estimated future operating results and net cash flows from mining interests, the anticipated costs of reclamation and closure cost obligations, the fair value of assets and liabilities acquired in business combinations and goodwill.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(c)

Cash and cash equivalents

Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 90 days.

(d)

Inventories and stockpiled ore

Finished goods, work-in-process, heap leach ore and stockpiled ore are valued at the lower of average production cost or net realizable value. Production costs include the cost of raw materials, direct labor, mine-site overhead expenses and depreciation and depletion of mining interests. Supplies are valued at the lower of average costs or replacement cost.

The recovery of gold and silver from certain oxide ores is achieved through the heap leaching process. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained ore. The resulting "pregnant" solution is further processed in a plant where the gold is recovered. For accounting purposes, costs are added to ore on leach pads on current mining and leaching costs, including applicable depreciation, depletion and amortization relating to mining interests. Costs are removed from ore on leach pads as ounces of gold and silver are recovered based on the average cost per recoverable ounce on the leach pad.

Estimates of recoverable gold on the leach pads are calculated from the quantities of ore placed on the leach pads (measured tonnes added to the leach pads), the grade of ore placed on the leach pads (based on assay data), and a recovery percentage (based on ore type). Although the quantities of recoverable gold and silver placed on each leach pad are reconciled by comparing the grades of ore placed on the leach pad to the quantities actually recovered, the nature of the leaching process inherently limits the ability to precisely monitor inventory levels. The ultimate recovery of gold and silver from the leach pad is not known until the leaching process has concluded at the end of the mine life.

(e)

Mining interests

Mining interests represent capitalized expenditures related to the development of mining properties, related plant and equipment and expenditures related to exploration arising from property acquisitions. Capitalized costs are depreciated and depleted using either a unit-of-production method over the estimated economic life of the mine to which they relate, or for plant and equipment, using the straight-line method over their estimated useful lives.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(e)

Mining interests (continued)

The costs associated with mining properties are separately allocated to reserves, resources and exploration potential, and include acquired interests in production, development and exploration stage properties representing the fair value at the time they were acquired. The value associated with resources and exploration potential is the value beyond proven and probable reserves assigned through acquisition. The value allocated to reserves is depreciated on a unit-of-production method over the estimated recoverable proven and probable reserves at the mine. The resource value represents the property interests that are believed to potentially contain economic mineralized material such as inferred material within pits; measured, indicated, and inferred resources with insufficient drill spacing to qualify as proven and probable reserves; and inferred resources in close proximity to proven and probable reserves. Exploration potential represents the estimated mineralized material contained within (i) areas adjacent to existing reserves and mineralization located within the immediate mine area; (ii) areas outside of immediate mine areas that are not part of measured, indicated, or inferred resources; and (iii) greenfields exploration potential that is not associated with any other production, development, or exploration stage property, as described above. At least annually or when otherwise appropriate, and subsequent to its review and evaluation for impairment, value from the non-depletable category is transferred to the depletable category as a result of an analysis of the conversion of resources or exploration potential into reserves.

Costs related to property acquisitions are capitalized until the viability of the mineral property is determined. When it is determined that a property is not economically recoverable the capitalized costs are written off.

Exploration costs incurred to the date of establishing that a property is economically recoverable are included in operations. Further development expenditures are capitalized to the property.

Drilling and related costs incurred on sites without an existing mine and on areas outside the boundary of a known mineral deposit which contains proven and probable reserves are exploration expenditures and are expensed as incurred to the date of establishing that property costs are economically recoverable. Further development expenditures, subsequent to the establishment of economic recoverability, are capitalized to the property.

Upon sale or abandonment the cost of the property and equipment, and related accumulated depreciation or depletion, are removed from the accounts and any gains or losses thereon are included in operations.

The Company reviews and evaluates its mining properties for impairment annually or when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets. An impairment loss is measured and recorded based on discounted estimated future cash flows. Future cash flows are estimated based on expected future production, commodity prices, operating costs and capital costs.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(f)

Reclamation and closure cost obligations

The Company's mining and exploration activities are subject to various governmental laws and regulations relating to the protection of the environment. These environmental regulations are continually changing and are generally becoming more restrictive. The Company has made, and intends to make in the future, expenditures to comply with such laws and regulations. The Company has recorded a liability and corresponding asset for the estimated future cost of reclamation and closure, including site rehabilitation and long-term treatment and monitoring costs, discounted to net present value. Such estimates are, however, subject to change based on negotiations with regulatory authorities, or changes in laws and regulations.

(g)

Intangible royalty asset

Intangible assets consist of a royalty agreement between Amapari and a third party, valued upon acquisition (Note 5 (b)). The agreement arose from the initial purchase of the Amapari mine leases. Under the agreement, the Company receives 1% of gross revenues from iron ore mined by the third party on adjacent properties. The asset is amortized on a units-of-production basis which is measured by a portion of the third party mine's economically recoverable and proven ore reserves recovered during the period.

The Company reviews and evaluates the intangible annually or when events or changes in circumstances indicate the carrying amount may not be recoverable.

(h)

Goodwill

Acquisitions are accounted for using the purchase method whereby assets and liabilities acquired are recorded at their fair values as of the date of acquisition and any excess of the purchase price over such fair value of tangible and intangible net assets is recorded as goodwill. Goodwill is identified and allocated to reporting units. Goodwill is not amortized.

The Company evaluates, on an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that the carrying amount may no longer be recoverable. To accomplish this evaluation, the Company estimates the fair value of its reporting units that include goodwill and compares those fair values to the reporting units' carrying amounts. If the carrying value of a reporting unit exceeds its fair value, the Company compares the implied fair value of the reporting unit's goodwill to its carrying amount, and any excess of the carrying value over the fair value is charged to operations. Assumptions underlying fair value estimates are subject to significant risks and uncertainties.

(i)

Income and mining taxes

The Company uses the liability method of accounting for income and mining taxes. Under the liability method, future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and for tax losses and other deductions carried forward. Upon business acquisitions, the liability method results in a gross-up of mining interests to reflect the recognition of the future tax liabilities for the tax effect of such differences.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(i)

Income and mining taxes (continued)

Future tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. A reduction in respect of the benefit of a future tax asset (a valuation allowance) is recorded against any future tax asset if it is not more likely than not to be realized. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period in which the change is substantively enacted.

(j)

Employee benefits

A liability is recognized for benefits accruing to employees in respect of wages and salaries, annual leave and long service leave when it is probable that settlement will be required and they are capable of being measured reliably. Liabilities recognized in respect of employee benefits expected to be settled within 12 months are measured at their nominal values using the remuneration rate expected to apply at the time of settlement.

Liabilities recognized in respect of employee benefits which are not expected to be settled within one year are measured at the present value of the estimated future cash outflows to be made by the Company in respect of services provided by employees up to reporting date.

(k)

Foreign currency translation

Effective April 1, 2007 the Company determined that a change in its functional currency had occurred. The functional currency changed from the Canadian dollar ("Cdn$") to the U.S. dollar ("US$"). The change was necessary due to the acquisition of Amapari and Peak Mines (Note 5 (b)). Revenues and direct costs are now principally denominated in U.S dollars. Accordingly, results for the Company would be more fairly reflected by adopting the US$ as the Company's functional currency. The Company has also adopted the US$ as its reporting currency.

The comparative figures for the year ended November 30, 2006 were translated using the current method of translation. Under this method, the statement of operations and the cash flow statement items were translated into the reporting currency using the rates in effect at the date of the transactions, effectively the average exchange rate of US$1.00 = Cdn$1.1415 for the period. Assets and liabilities were translated at the November 30, 2006 year-end rate of US$1.00 = Cdn1.1369. All resulting exchange differences are reported in accumulated other comprehensive income, a separate component of shareholders' equity.

All operations outside of Canada apply the US$ as their reporting and measurement currency and therefore translate their operating results using the temporal method. Under this method, foreign currency monetary assets and liabilities are translated into US$ at the exchange rates prevailing at the balance sheet date; non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date; and foreign exchange gains and losses are included in the determination of earnings. In addition, unrealized gains and losses due to movements in exchange rates on cash balances held in foreign currencies are shown separately on the consolidated statements of cash flows.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(k)

Foreign currency translation (continued)

Monetary assets and liabilities are translated at exchange rates prevailing at the balance sheet date. All other assets, liabilities, revenues and expenses arising in foreign currencies are translated at the exchange rates prevailing at the date of the transactions; the resulting gains or losses on foreign exchange are included in the results of operations.

(l)

Earnings (loss) per share

Earnings (loss) per share calculations are based on the weighted average number of common shares and common shares equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method which requires the calculation of diluted earnings per share by assuming that outstanding stock options, warrants and convertible debentures with an average market price that exceeds the average exercise prices of the options and warrants for the period, are exercised and the assumed proceeds are used to repurchase shares of the Company at the average market price of the common share for the period.

(m)

Revenue recognition

Revenue from the sale of metals is recognized in the accounts when persuasive evidence of an arrangement exists, title and risk passes to buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals in concentrate may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue for sales of metal concentrate.

(n)

Stock-based compensation

The Company applies the fair value method of accounting for all stock option awards. Under this method the Company recognizes a compensation expense for all stock options awarded to employees, based on the fair value of the options on the date of grant which is determined by using the Black-Scholes option pricing model. The fair value of the options is expensed over the vesting period of the options.

(o)

Financial instruments - recognition and measurement

Effective December 1, 2006, the Company adopted the new accounting standards,

Financial Instruments - Recognition and Measurement ("Section 3855"), Financial Instruments - Disclosure and Presentation ("Section 3861") and Hedges ("Section 3865") that were issued by the CICA. This accounting policy change was adopted on a retrospective basis with no restatement of prior period financial statements. The new standard and accounting policy change is as follows:

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

2.

Summary of significant accounting policies (continued)

(o)

Financial instruments - recognition and measurement (continued)

In accordance with this new standard, the Company now classifies all financial instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of operations.

Upon adoption of this new standard, the Company designated its cash and cash equivalents and short-term investments as held-for-trading, which is measured at fair value. The Company has designated its asset backed commercial paper ("ABCP") as available-for-sale, which is measured at fair value and unrealized gains and losses are recognized in other comprehensive income. Receivables are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, short-term borrowings and long-term debt are classified as other financial liabilities, which are measured at amortized cost.

(p)

Comprehensive income

Effective December 1, 2006, the Company adopted the new accounting standard related to comprehensive income ("Section 1530") that was issued by the CICA. The new standard and accounting policy change is as follows:

Comprehensive income is the change in shareholders' equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive income and a new category, accumulated other comprehensive income, in the shareholders' equity section of the consolidated balance sheet. The components of this new category may include unrealized gains and losses on financial assets classified as available-for-sale, exchange gains and losses arising from the translation of financial statements of a self-sustaining foreign operation and the effective portion of the changes in fair value of cash flow hedging instruments.

3.

Changes in accounting policies

(a)

Accounting policies implemented effective January 1, 2008

(i)

Capital disclosures and financial instruments - Disclosures and presentation

The Company adopted three new presentation and disclosure standards that were issued by the CICA: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments - Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments - Presentation ("Section 3863").

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

3.

Changes in accounting policies

(a)

Accounting policies implemented effective January 1, 2008 (continued)

(i)

Capital disclosures and financial instruments - Disclosures and presentation (continued)

Section 1535 requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments - Disclosure and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Sections 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

(ii)

Inventories

On January 1, 2008, the Company adopted Section 3031, Inventories, which replaces the existing Section 3030, and establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 did not have a material impact on the Company's consolidated financial position and results of operations for the period ended June 30, 2008.

(b)

Accounting policies to be implemented effective January 1, 2009

Goodwill and intangibles

Effective January 1, 2009, the Company will adopt Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA restricted the application of EIC 27, Revenues and Expenditures in the Pre-operating Period ("EIC 27"). As a result, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.

Financial instruments

The Company thoroughly examines the various financial instrument risks to which it is exposed and assesses the impact and likelihood of those risks. These risks may include credit risk, liquidity risk, market risk and other price risks. Where material, these risks are reviewed and monitored by the Board of Directors.

(a)

Capital risk management

The Company manages its capital to ensure that it will be able to continue as a going concern while maximizing the return to stakeholders through the optimization of the debt and equity balance.

In the management of capital, the Company includes the components of shareholders' equity, short-term borrowings and long-term debt, as well as the cash and cash equivalents and short-term and long-term investments.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue new shares, issue new debt, acquire or dispose of assets or sell its investments.

In order to facilitate the management of its capital requirements, the Company prepares annual budgets that are updated as necessary depending on various factors, including successful capital deployment and general industry conditions. The annual and updated budgets are approved by the Board of Directors.

Prior to June 30, 2008, the Company's investment policy was to invest its cash in highly liquid, lower risk short-term interest-bearing investments with maturities of 120 days or less at the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

Upon completion of the Transaction, the Company adopted a new investment policy. Going forward, the Company must invest its funds in investments with a minimum credit rating at the time of purchase of R-1 (high) from the Dominion Bond Rating Service ("DBRS") or an equivalent rating from Standards & Poor and Moody's. At all times, more than 50% of the aggregate amount of permitted investments must be invested in treasury bills, bonds, notes and other indebtedness of Canada or the Provinces of British Columbia, Alberta and Ontario. All investments must have a maximum term to maturity of six months and the average term will generally range from seven days to 90 days. Under the new policy, the Company is no longer permitted to invest in asset backed commercial paper ("ABCP") (Note 7) or auction rate securities ("ARS").

The Company expects its current capital resources will be sufficient to carry its exploration and development plans and operations through its current reporting period.

The Company has long-term note indentures (Note 9) that contain a general covenant that the Company shall work diligently toward obtaining and, once obtained, maintaining in good standing, all permits required for the operation of its properties.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.

Financial instruments (continued)

(b)

Credit risk

Credit risk is the risk of an unexpected loss if a party to its financial instrument fails to meet its contractual obligations.

The Company's financial assets are primarily composed of cash and cash equivalents, investments and accounts receivable. Credit risk is primarily associated with trade receivables and investments; however it also arises on cash and cash equivalents.

To mitigate exposure to credit risk, the Company has established policies to limit the concentration of credit risk, to ensure counterparties demonstrate minimum acceptable worthiness, and to ensure liquidity of available funds.

The Company closely monitors its financial assets and does not have any significant concentration of credit risk. The Company sells its gold exclusively to large international organizations with strong credit ratings. The historical level of customer defaults is minimal and, as a result, the credit risk associated with gold trade receivables at June 30, 2008 is not considered to be high.

The Company's cash and cash equivalents are held in large Canadian financial institutions. Short term investments (including those presented as part of cash and cash equivalents) are composed of financial instruments issued by Canadian banks and companies with high investment-grade rate.

The Company employs a restrictive investment policy (Note 4 (a)) as detailed in the capital risk management section.

(c)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined in Note 4 (a) of the unaudited consolidated interim financial statements.

(d)

Currency risk

The Company is exposed to the financial risk related to the fluctuation of foreign exchange rates. The Company operates in Australia, Brazil, Canada, Chile, Mexico and the United States. The Company has not hedged its exposure to currency fluctuations.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.

Financial instruments (continued)

(d)

Currency risk (continued)

The Company is exposed to currency risk through the following assets and liabilities denominated in currencies other than the U.S. dollar: cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The sensitivity of the Company's net earnings from these financial instruments due to fluctuations in the exchange rates between the U.S. dollar and the currencies noted below (there is no impact on comprehensive income):

Six months
ended
June 30,
2008
	10% increase in	10% decrease in
	Brazilian $real	Brazilian $real
	$	$

Net earnings	1,087	(1,087)

	10% increase in	10% decrease in
	Mexican peso	Mexican peso
	$	$

Net earnings	433	(433)

	10% increase in	10% decrease in
	Canadian dollar	Canadian dollar
	$	$

Net earnings	948	(948)
	2,468	(2,468)

For the period ended June 30, 2008, a 10% fluctuation between the Australian dollar, relative to the U.S. dollar would not have a significant impact on net earnings and other comprehensive income.

(e)

Interest rate risk

Interest rate risk is the risk that the fair value of the future cash flows of a financial instrument will fluctuate because of changes in market interest rates.

The Company is exposed to interest rate risk on its outstanding borrowings and short-term investments. In particular, the Company is exposed to interest rate changes on those ABCP investments that are expected to pay interest. Interest is proposed to be set against the Canadian bankers' acceptance rate which may fluctuate. A 1% change in the bankers' acceptance rate would result in an annual difference of approximately $1.6 million in the interest income to the Company. The Company has not entered into any derivative contracts to manage this risk.

The Company follows the policy of issuing fixed interest rate debt to avoid future fluctuations in its debt service costs.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.

Financial instruments (continued)

(f)

Commodity price risk

The Company is subject to price risk for fluctuations in the market price of gold, silver and copper. The Company's earnings and cash flows are subject to price risk due to fluctuations in the market price of gold, silver and copper. World gold prices have historically fluctuated widely. World gold prices are affected by numerous factors beyond our control, including:

  the strength of the U.S. economy and the economies of other industrialized and developing nations;

  global or regional political or economic crises;

  the relative strength of the U.S. dollar and other currencies;

  expectations with respect to the rate of inflation;

  interest rates;

  purchases and sales of gold by central banks and other holders;

  demand for jewelry containing gold; and

  investment activity, including speculation, in gold as a commodity.

The Company is also subject to price risk for fluctuations in the cost of energy, principally electricity and purchased petroleum products. The Company's production costs are also affected by the prices of commodities it consumes or uses in its operations, such as lime, reagents and explosives. The prices of such commodities are influenced by supply and demand trends affecting the mining industry in general and other factors outside the Company's control. The Company has not entered into any hedging activities to mitigate these price risks.

A 10% change in commodity prices would impact the Company's net earnings as follows:

Six months
ended
June 30,
2008
$

Gold price	3,641
Copper price	365

(g)

Financial assets and liabilities

The Company has designated its cash and cash equivalents, short-term investments as held-for-trading, which is measured at fair value. The Company has designated its ABCP as available-for-sale, which is measured at fair value and unrealized gains and losses are recognized in other comprehensive income. Accounts receivable are classified as loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, short-term borrowings and long-term debt are classified as other financial liabilities, which are measured at amortized cost. The long-term debt are financial instruments which have been recorded at fair value at the date of acquisition and will be measured at amortized cost going forward.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

4.

Financial instruments (continued)

(g)

Financial assets and liabilities (continued)

The fair value of financial instruments traded in active markets (such as held-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Company is the current bid price.

The carrying value less impairment provision, if necessary, of trade receivables and payables are assumed to approximate their fair values.

The Company's financial instruments primarily consist of cash, short-term money market investments, accounts receivable, accounts payable and short-term borrowings.

For cash, short-term money market investments, and current accounts receivable and payable and short-term borrowings, carrying value is considered to be the fair value due to the short term nature of these instruments.

5.

Business combination and asset acquisition

(a)

Acquisition of Metallica and NGI

On May 9, 2008, the Company entered into an agreement to complete a business combination (the "Transaction") with Metallica and NGI.

(i)

Metallica

The acquisition of Metallica has been accounted for as a purchase transaction. Shareholders of Metallica received 0.9 of a New Gold common share and nominal cash consideration for each one common share of Metallica.

87,447,821 common shares issued to Metallica shareholders were valued at $6.92 per share. The value per share was determined with reference to the share price of New Gold common shares for the two days prior to, the day of, and the two days subsequent to the date of the announcement on March 31, 2008. Holders of options, warrants or other convertible instruments of Metallica ("Metallica equity instruments") exchanged such equity instrument for similar securities of New Gold at an exchange ratio of 0.9 and at a price equivalent to the original price divided by 0.9.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

5.

Business combination and asset acquisition (continued)

(a)

Acquisition of Metallica and NGI (continued)

(i)

Metallica (continued)

The preliminary allocation of the purchase price based on the consideration paid and Metallica's net assets acquired is as follows:

$

Issuance of New Gold shares (87,447,821 common shares)	605,139
Fair value of options issued	7,294
Fair value of warrants issued	46,674
Transaction costs	2,798
Purchase consideration	661,905

Net assets acquired
Net working capital acquired (including cash of $34,154)	20,525
Mineral property, plant and equipment	656,345
Other long-term assets	2,214
Goodwill	130,364
Long-term liabilities	(2,671)
Future income tax liability	(144,872)
661,905

(ii)

NGI

This element of the Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold.

In accordance with the determination that Peak Gold is the accounting acquirer in this Transaction, the deemed consideration is the market value of the 37,005,717 NGI common shares and, the fair value of options, warrants and convertible or exchangeable securities of NGI currently outstanding. As at June 30, 2008, there were options, warrants, convertible or exchangeable securities and other rights to acquire an aggregate of 30,678,500 common shares of NGI. The common shares of NGI have been valued at $7.82 per share, the share price of NGI as of June 30, 2008, the closing date of the Transaction.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

5.

Business combination and asset acquisition (continued)

(a)

Acquisition of Metallica and NGI (continued)

(ii)

NGI (continued)

The preliminary allocation of the purchase price based on the consideration paid and NGI's net assets acquired is as follows:

$

Issuance of New Gold shares (37,005,717 common shares)	289,538
Fair value of options issued	8,241
Fair value of warrants issued	57,415
Transaction costs	3,224
Purchase consideration	358,418

Net working capital (including cash of $103,564)	87,931
Mineral property, plant and equipment	538,287
Other assets	94,629
Long-term liabilities (Note 8)	(252,892)
Future income tax liability	(87,933)
Convertible debentures	(21,604)
358,418

For the purposes of these consolidated interim financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed, based on management's best estimates and taking into account all available information at the time of the Transaction, as well as applicable information at the time these consolidated financial statements were prepared. The Company will complete a valuation of Metallica and NGI using an independent party and, therefore, this preliminary allocation is subject to change.

(b)

Acquisition of Amapari and Peak Mines

On February 15, 2007, the Company entered into an agreement with Goldcorp Inc. ("Goldcorp") to acquire Goldcorp's Amapari mine in Brazil and Peak mine in Australia (the "Acquisition"). The Company completed the acquisition of the Amapari mine and the Peak mine on April 3, 2007 and April 27, 2007, respectively. In consideration for the acquisition of the Amapari and Peak mines, the Company issued to Goldcorp 155 million common shares with a value of $100 million and paid $200 million in cash, respectively.

The business combination has been accounted for as a purchase transaction, with the Company as the acquirer and the Amapari and Peak Mines as the acquiree. The results of the operations of the acquired assets are included in the consolidated financial statements of the Company from the dates of the Acquisition.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

5.

Business combination and asset acquisition (continued)

(b)

Acquisition of Amapari and Peak Mines (continued)

The final allocation of the assets and liabilities acquired is as follows:

$
Purchase price
Cash	200,000
Common shares	100,000
Acquisition costs	5,032
305,032

Net assets acquired
Cash and cash equivalents	11,212
Accounts receivable	4,391
Inventories and stockpiled ore	40,286
Mining interests	299,535
Intangible asset	14,664
Other	5,091
Current liabilities	(23,618)
Reclamation and closure cost obligations	(16,662)
Future income tax liabilities, net	(29,867)
305,032

6.

Inventories and stockpiled ore

	June 30,	December 31,
	2008	2007
	$	$

Supplies	18,464	15,092
Work-in-process (a)	7,903	7,505
Heap leach ore (b)	17,383	12,254
Stockpiled ore (c)	1,000	1,106
Finished goods	2,860	3,835
	47,610	39,792

(a)

Work-in-process

Work-in-process is the stage between the product (gold, silver and copper) as it sits as a raw material (mined or stockpiled) and when it has been converted into the finished product (doré or concentrate).

(b)

Heap leach ore

The recovery of gold from certain oxide ores is achieved through the heap leaching process used at the Amapari and Cerro San Pedro mines. Under this method, ore is placed on leach pads where it is treated with a chemical solution which dissolves the gold contained in the ore.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

6.

Inventories and stockpiled ore (continued)

(c)

Stockpiled ore

The low-grade stockpiled ore is located at Amapari and Peak mines and is forecasted to be drawn down throughout the remainder of the life of the mines.

7.

Investments

As part of the Transaction, the Company acquired $167 million (Cdn$170 million) at face value in asset backed commercial paper ("ABCP") which is rated R1-high by Dominion Bond Rating Service. In mid-August 2007, a number of non-bank sponsors of ABCP, including those with which NGI had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. As a result, there is presently no active market for the ABCP held by the Company.

As at June 30, 2008, the non-bank ABCP market remained the subject of a restructuring process with the expressed intention of replacing the ABCP with a number of long-term floating rate notes. The restructuring plan would, if the restructuring plan is completed as currently planned, see the pooling of all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling ("Ineligible Assets") and those series of assets backed exclusively by traditional financial assets ("Traditional Series"). ABCP relating to the pooled assets will be replaced with four classes of notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series would be replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

On April 25, 2008, the affected parties in the ABCP restructuring voted to approve the restructuring which has been conducted under the Companies' Creditors Arrangement Act. Subject to the court sanctioning of the plan, the restructuring is currently planned to be completed in the third quarter of 2008 at which point the Company should be able to sell all or part of the notes it will receive on the restructuring. However, numerous motions challenging several aspects of the restructuring terms, including the blanket legal releases, remain before the court and there remains the possibility that future court decisions could impact the timing and ultimate issuance of the restructured notes. As a result, the Company, following the acquisition of NGI classifies its holdings in ABCP as long-term investments.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.

Investments (continued)

The Company has estimated the fair value of ABCP at acquisition. The Company has used the following methodology and made the following assumptions:

(a)

The fair value estimate of the long-term floating rate notes proposed to be received under the restructuring has been calculated based on the relative contribution analysis and maturity dates as detailed in the table below.

Restructuring	Face	Fair value
categories	value	estimate	Maturity date
	millions $	millions $
MAV 2 notes
A1 (provisionally rated AA1)	101.0	60.3	December 31, 2016
A2 (provisionally rated AA1)	31.5	17.6	December 31, 2016
B	5.4	0.8	December 31, 2016
C	4.2	0.3	December 31, 2016
Traditional asset tracking notes
(provisionally rated AAA)	9.3	8.8	September 12, 2015
Ineligible asset tracking notes
Class 3/13/14 (Class 14			December 20, 2012
provisionally rated BBB)	15.6	3.4	to October 24, 2016
	167.0	91.2

[1]	provisional ratings as provisionally released by DBRS

(b)

The A1, A2 and traditional asset tracking notes comprise the major categories of the notes contemplated to be received totaling 85% of the face value of the original investments made and 95% of the fair value estimate of the Company's holdings. In the case of the A1 and A2 notes, it is estimated that they will pay interest at a rate 0.5% less than the bankers' acceptance ("BA") rate and it is estimated that prospective buyers of these notes will require premium yields between 7% and 8% over the BA rate.

(c)

The traditional asset notes are estimated to generate interest of 0.5% above the BA rate and a prospective buyer of those notes is estimated to require a premium of 1.5% over the BA rate.

Using these assumptions, the Company estimates that the A1, A2 and traditional asset tracking notes will generate returns between 3.7% and 4.7%. The Company has then applied its best estimate of prospective buyers' required yield and calculated the present value of the new notes using required yield as the discount factor. Using a range of potential discount factors allows the Company to estimate a range of recoverable values.

An identical procedure was performed for the B, C and ineligible tracking notes.

No estimate of the restructuring costs, which have been stated as being immaterial by the restructuring committee, nor any interest income which may have accrued since August 13, 2007, have been included in the fair value assessment due to a lack of verifiable information.

Based upon a sensitivity analysis of the assumptions used, the expected yield required by a potential investor remains the most significant assumption included in the fair value estimate.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

7.

Investments (continued)

Based on this exercise the Company estimated that as at June 30, 2008 the range of recoverable amounts was between $81.5 million and $102.6 million. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

The Company has designated the investments as available-for-sale financial instruments.

8.

Mining interests

June 30, 2008
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	1,235,008	3,952	1,231,056
Plant and equipment	312,988	25,214	287,774
	1,547,996	29,166	1,518,830

December 31, 2007
		Accumulated
		depreciation	Net book
	Cost	and depletion	value
	$	$	$

Mining properties	190,163	2,687	187,476
Plant and equipment	144,641	16,286	128,355
	334,804	18,973	315,831

A summary of property by net book value is as follows:

	Mining properties
		Non-		Plant and	June 30,	December 31,
	Depletable	depletable	Total	equipment	2008	2007
	$	$	$	$	$	$

Amapari	11,718	71,215	82,933	74,460	157,393	174,744
Cerro San Pedro	196,401	69,395	265,796	69,769	335,565	-
El Morro project/
Other projects (a)	-	320,779	320,779	-	320,779	-
New Afton project	-	447,043	447,043	91,244	538,287	-
Peak Mines	5,179	109,326	114,505	51,728	166,233	140,497
Corporate	-	-	-	573	573	590
	213,298	1,017,758	1,231,056	287,774	1,518,830	315,831

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

8.

Mining interests (continued)

(a)

(i)

Chile - El Morro Project

The El Morro copper-gold project consists of the La Fortuna and El Morro areas. Xstrata has a 70% interest in the El Morro project.

The Company has other projects in Chile that consist of copper-gold exploration concessions that are contiguous to the El Morro project.

(ii)

Other projects include

(1)

Chile - Rio Figueroa Project

The Company has an option agreement with Sociedad Contractual Minera Los Potrillos ("Potrillos") to acquire a 100% interest in a copper-gold exploration project referred to as the Rio Figueroa project.

(2)

USA - Liberty Bell

The Company entered into an exploration agreement with the right to acquire the Liberty Bell gold project in central Alaska.

(3)

Canada - Ajax

The Company owns a 100% interest in the Ajax-Python Claim Group.

9.

Long-term debt

Long-term debt consists of the following:

$

Senior secured notes (a)	218,703
Embedded early redemption feature at fair value (b)	(360)
Subordinated convertible debentures (c)	34,549
252,892

(a)

Senior secured notes

In accordance with the provisions of CICA Handbook Section 1581, Business

Combinations, the Company has performed a preliminary estimate of the fair value of the senior secured notes (the "Notes") using the closing price as listed on the Toronto Stock Exchange ("TSX") on June 30, 2008 for the Notes. The face value of the Notes at June 30, 2008 was Cdn$237 million.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.

Long-term debt (continued)

(a)

Senior secured notes (continued)

The Notes, originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become due and payable on June 28, 2017 and bear interest at the rate of 10% per annum. Under the terms of the Notes, the Company has agreed to certain additional restrictions on its business as it relates to the New Afton assets. In particular, the Company has agreed:

  to grant to the Trustee under the note indenture, for the benefit of the noteholders, a first-ranking security interest on the New Afton project assets;

  that it will not sell or otherwise transfer any of the New Afton project assets except for transfers made in the ordinary course of business for fair market value or transfers of production from the New Afton project pursuant to any risk management or offtake agreement;

  that it will not incur additional indebtedness except for certain permitted indebtedness and it will not create any security interest of any kind securing indebtedness on any New Afton project assets except for certain permitted encumbrances; and

  to certain limitations on its ability to make advances to its subsidiary companies for cash flow produced from the New Afton project assets.

Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

(b)

Embedded early redemption feature at fair value

The Company has the right to redeem the Notes in whole or in part at any time and from time to time prior to June 27, 2017 at a price ranging from 120% to 100% (decreasing based on the length of time the Notes are outstanding) of the principal amount of the Notes to be redeemed.

The early redemption feature in the Notes qualifies as an embedded derivative that must be bifurcated for reporting purposes. As of June 30, 2008, the fair value of the derivative asset is $0.4 million. As a result of bifurcating the early conversion feature from the Notes, a basis adjustment is added to the cost of the long-term debt. The basis adjustment is amortized over the term of the debt using the effective interest rate method.

(c)

Subordinated convertible debentures

In 2007, NGI issued 55,000 convertible subordinated debentures ("Debentures") for an aggregate principal amount of Cdn$55 million. The Debentures, which were issued pursuant to a Debenture Indenture dated June 28, 2007 (the "Debenture Indenture"), each have a principal amount of $1,000, bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014 at a conversion price of Cdn$9.35 per share. The Debentures do not allow forced conversion by the Company prior to January 1, 2012 but after that date the Company may redeem the Debentures if the market price of the Company's shares is at least 125% of the conversion price. The Debentures are classified as compound financial instruments for accounting purposes because of the holder conversion option.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

9.

Long-term debt (continued)

(c)

Subordinated convertible debentures (continued)

Interest is payable in arrears in equal semi-annual instalments on January 1 and July 1 in each year.

The Debenture Indenture provides that in the event of a change of control of the Company, as defined therein, where 10% or more of the aggregate purchase consideration is cash, the Company must offer to either (i) redeem the outstanding Debentures at a redemption price equal to 100% of the principal amount, plus accrued and unpaid interest up to but excluding the date of redemption, or (ii) convert the outstanding Debentures into common shares at conversion prices ranging from Cdn$7.48 at inception to Cdn$9.35, based on a time formula specified in the Debenture Indenture.

The Debentures are subordinate to the Notes and any secured indebtedness incurred subsequent to the issue of the Debentures.

The Company has allocated $34.5 million of the $56.2 million fair value as a liability based on the fair value of a similar debt instrument without an associated conversion option. The debt component of the Debentures will be accreted over the expected term to maturity using the effective interest method. The fair value of the conversion option of the debenture as of June 30, 2008 was $21.6 million.

The Debenture Indenture requires the Company to comply with certain reporting and other covenants.

10.

Share capital

(a)

Authorized

Unlimited number of common shares without par value
Unlimited number of preferred shares without par value

(b)

Special warrants

On November 28, 2007, the Company completed a private placement financing of 14,772,333 Special Warrants at a price of Cdn$7.50 per Special Warrant for total gross proceeds of Cdn$110.8 million (US$111.8 million) and net proceeds after issue costs of Cdn$103.2 million (US$104.2 million). Each Special Warrant entitled the holder thereof to receive one unit of the Company, at no additional cost. Each unit comprised one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitled the holder to acquire one additional common share, at a price of Cdn$9.00 until November 28, 2012.

On February 28, 2008, the 14,772,333 Special Warrants outstanding at December 31, 2007 were converted into 14,772,333 common shares of the Company and 7,386,168 common share purchase warrants. The warrants were valued at $23.7 million using the Black-Scholes pricing model and that amount is included in share purchase warrants. A fair value of approximately $3.20 for each warrant was calculated using the following assumptions: no dividends are paid, volatility of 60%, risk free interest rate of 3.4%, and expected life of five years. Every 10 warrants are exercisable into 1 New Gold common share.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

10.

Share capital (continued)

(c)

Stock options

The Company has established a "rolling" stock option plan (the "Plan") in compliance with the TSX Exchange's policy for granting stock options. Under the Plan, the maximum number of shares reserved for issuance may not exceed 10% of the total number of issued and outstanding common shares. The exercise price of each option shall not be less than the market price of the Company's stock at the date of grant. Options generally vest over three years.

		Weighted
		average
	Number of	exercise
	options	price
		Cdn$

Balance, December 31, 2007	2,149,600	9.10
Granted	1,241,000	6.24
Options assumed on acquisition of Metallica	1,930,095	4.07
Options assumed on acquisition of NGI	2,828,500	7.03
Exercised	(31,000)	1.00
Forfeited	(391,200)	9.22
Balance, June 30, 2008	7,726,995	6.66

The following table summarizes information about the stock options outstanding at June 30, 2008:

Options outstanding			Options exercisable
		Weighted
	Weighted	average		Weighted
Number of	average	remaining	Number of	average
stock options	exercise	contractual	options	exercise
outstanding	price	life	exercisable	price
	Cdn$			Cdn$

333,000	1.76	1.3 years	333,000	1.76
103,500	2.74	1.3 years	103,500	2.74
685,397	3.56	2.1 years	685,397	3.56
600,000	4.60	1.3 years	600,000	4.60
1,160,198	5.58	3.7 years	990,198	5.60
1,914,200	6.42	3.7 years	1,084,067	6.55
680,000	7.24	3.7 years	655,000	7.24
1,773,200	9.29	3.7 years	641,067	9.27
477,500	11.00	1.8 years	477,500	11.00
7,726,995	6.66	3.1 years	5,569,729	6.22

On July 8, 2008, the Company granted 1,623,700 stock options to employees and directors. These options have an exercise price of Cdn$7.84, vest over three years and have a contractual life of five years from date of grant.

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

10.

Share capital (continued)

(d)

Stock-based compensation

For the period ended June 30, 2008, the Company recorded $3.18 million as stock-based compensation expense and recorded this amount in contributed surplus. The value was determined using the Black-Scholes pricing model. A weighted average grant-date fair value of Cdn$8.00 using the following assumptions: no dividends are to be paid; volatility of 60%, risk free interest rate of 3.53%; and expected life of 4.14 years.

(e)

Share purchase warrants

A summary of the changes in share purchase warrants is presented below:

		Weighted
		average
	Number of	exercise
	warrants	price
		Cdn$

Balance, December 31, 2007	21,750,000	15.00
Issued	7,386,161	9.00
Metallica share purchase warrants exercisable into New Gold shares	17,757,760	3.92
NGI share purchase warrants	27,850,000	15.00
Balance, June 30, 2008	74,743,921	11.77

The following table summarizes information about outstanding share purchase warrants at June 30, 2008:

Number	Exercise
of warrants	prices	Expiry date	Value
	Cdn$		$

14,607,760	3.44	December 11, 2008	39,866
3,150,000	6.11	December 20, 2009	6,808
21,750,000	15.00	April 3, 2012	57,673
7,386,161	9.00	November 28, 2012	23,718
4,150,000	15.00	June 28, 2017	8,556
23,700,000	15.00	June 28, 2017	48,859
74,743,921			185,480

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

10.

Share capital (continued)

(f)

Diluted earnings per share

The following table sets forth the computation of diluted earnings per share:

Six months
ended
June 30,
2008

Earnings available to common shareholders	$5,039

(in thousands)
Basic weighted average number of shares outstanding	72,633
Effect of dilutive securities
Share purchase warrants	8,020
Stock options	1,317
Diluted weighted average number of shares outstanding	81,970

Earnings per share
Basic	$0.07
Diluted	$0.06

The following lists the stock options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$7.14 for the period.

June 30,
2008
(in thousands)

Stock options	2,706
Share purchase warrants	56,986
Convertible debentures	55,000

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

11.

Supplemental cash flow information

	Three months	Three months	Six months	Seven months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2008	2007	2008	2007
	$	$	$	$
Change in non-cash working capital
Accounts receivable	(5,152)	(4,559)	(8,952)	(4,568)
Inventories and stockpiled ore	3,367	1,946	5,615	1,946
Accounts payable and accrued liabilities	(6,158)	(5,163)	(7,672)	(4,698)
Other	(71)	(243)	119	(243)
	(8,014)	(8,019)	(10,890)	(7,563)

Non-cash financing and investing activities
Shares issued on acquisition (Note 5 (a) and 5 (b))	894,677	103,253	894,677	103,253

Operating activities included the following payments
Interest paid	139	532	139	532
Income taxes paid	4,145	1,299	6,025	1,299

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

12.

Segmented information

The Company manages its operations by geographical location. These reportable operating segments are summarized in the table below:

	Brazil	Chile	Canada (2)	Mexico (2)	Australia	Other (1)	Total
	$	$	$	$	$	$	$

Three months ended June 30, 2008
Revenues	19,775	-	-	-	19,722	-	39,497
Depletion and depreciation	5,311	-	-	-	2,324	22	7,657
(Loss) earnings from operations	(7,668)	-	-	-	2,944	(1,171)	(5,895)
Total assets	213,250	320,779	741,515	523,084	195,877	172,457	2,166,962
Expenditures for mining interests	(2,314)	-	-	-	(7,357)	(24)	(9,695)

Six months ended June 30, 2008
Revenues	38,542	-	-	-	57,176	-	95,718
Depletion and depreciation	9,321	-	-	-	4,697	43	14,061
(Loss) earnings from operations	(7,995)	-	-	-	20,088	(4,509)	7,584
Total assets	213,250	320,779	741,515	523,084	195,877	172,457	2,166,962
Expenditures for mining interests	(4,466)	-	-	-	(12,325)	(26)	(16,817)

(1)     Other includes corporate balances and intercompany eliminations
	Brazil	Australia	Other (1)	Total
	$	$	$	$

Three months ended June 30, 2007
Revenues	15,466	23,976	-	39,442
Depletion and depreciation	3,762	5,719	-	9,481
(Loss) earnings from operations	(2,512)	5,876	(4,889)	(1,525)
Total assets	171,963	208,690	69,446	450,099
Expenditures for mining interests	(1,363)	(6,938)	(7)	(8,308)

Seven months ended June 30, 2007
Revenues	15,466	23,976	-	39,442
Depletion and depreciation	3,762	5,719	-	9,481
(Loss) earnings from operations	(2,512)	5,876	(4,958)	(1,594)
Total assets	171,963	208,690	69,446	450,099
Expenditures for mining interests	(1,363)	(6,938)	(7)	(8,308)

(1) Other includes corporate balances and intercompany eliminations

(2) Segments acquired on June 30, 2008 (Note 1)

New Gold Inc.
Notes to the consolidated financial statements
June 30, 2008
(Tabular amounts expressed in thousands of U.S. dollars, except share and per share amounts)
(Unaudited)

13.

Commitments and contingencies

(a)

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the New Afton project. At June 30, 2008, these commitments totaled $26.0 million and are expected to fall due over the next 12 months.

(b)

In 2007, the Company terminated its mining contract with its mining contractor at the Cerro San Pedro Mine. The mining contractor maintains that it was not paid for all amounts owed under the mining contract, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes. The Company has filed a counter claim against the mining contractor for $2.5 million. Arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008. Management has not yet determined the ultimate outcome of this arbitration and as at June 30, 2008 the Company has recorded an $8.4 million provision for this claim.

(c)

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceedings related to any matter, or any amount which it may be required to pay by reason thereof, will have a material effect on the financial condition or future results of operations of the Company.